GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2714/03/LTR


03037419

10 November 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 4 November 2003 (*Notifications on (i) New Associated Companies and (ii) Changes in Shareholding Interest in Subsidiary Company, Grand Plaza Hotel Corporation*);
- 5 November 2003 (*Trading Update and Results for the nine months ended 30 September 2003 released by subsidiary, Millennium & Copthorne Hotels plc*)
- 5 November 2003 (*1. Results of Target Realty Limited's Extraordinary General Meeting; 2) Depatch of Exit Offer Letter*); and
- 6 November 2003 (*Announcement by subsidiary, Millennium & Copthorne Hotels plc – Appointment of Company Secretary*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

MASNET No. 30 OF 04.11.2003
Announcement No. 50

CITY DEVELOPMENTS LIMITED

Notifications on (i) New Associated Companies and (ii) Changes in Shareholding Interest in Subsidiary Company, Grand Plaza Hotel Corporation

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce the following:

(A) Notifications on New Associated Companies

(1) CDL Bangkok Limited, a wholly-owned subsidiary of the Company, has invested in 50% of the equity in a limited liability corporation, Riverside Hotel Investors, LLC ("RHI"). The remaining 50% equity interests in RHI are held by Westbrook Riverside I, L.L.C. and Westbrook Riverside II, L.L.C. collectively. Information relating to RHI is as follows:

Name of Company	:	Riverside Hotel Investors, LLC
Date & country of incorporation	:	8 October 2002 United States of America
Principal activity	:	Investment holding

(2) RHI in turn has invested in the following companies:

(a) 49% of the equity in Napapornthip Co., Ltd ("NCL");

(b) 49% of the equity in Perfect Profit Enterprise Co., Ltd. ("PPEC"); and

(c) 97.50% of the equity in Thai Real Estate Restructuring Fund I ("TRERF"), a property fund established under the Securities and Exchange Act B.E. 2535 of Thailand. In addition, CDL Bangkok Limited has a separate interest of 1.25% in TRERF.

Information relating to NCL, PPEC and TRERF are as follows:

(i)	Name of Company	:	Napapornthip Co., Ltd.
	Date & country of incorporation	:	24 June 2003 Thailand
	Authorised share capital	:	Baht 100,000 divided into 10,000 shares of Baht 10 each
	Issued share capital	:	Baht 100,000 divided into 10,000 shares of Baht 10 each
	Principal activity	:	Investment holding company

(ii)	Name of Company	:	Perfect Profit Enterprise Co., Ltd
	Date & country of incorporation	:	24 June 2003 Thailand
	Authorised share capital	:	Baht 100,000 divided into 10,000 shares of Baht 10 each
	Issued share capital	:	Baht 100,000 divided into 10,000 shares of Baht 10 each
	Principal activity	:	Investment holding company
(iii)	Name of Property Fund	:	Thai Real Estate Restructuring Fund I
	Date & country of incorporation	:	8 July 2003 Thailand
	Total no. of units	:	Baht 10,000,000,000 divided into 1,000,000,000 units of Baht 10 each
	Total no. of issued units	:	Baht 960,000,000 divided into 96,000,000 units of Baht 10 each
	Principal activity	:	Investment in hotel

(3) NCL in turn has incorporated a wholly-owned subsidiary company, namely, Krungthep Rimnam Ltd ("KRL"). Information relating to KRL is as follows:

Name of Company	:	Krungthep Rimnam Ltd
Date & country of incorporation	:	25 June 2003 Thailand
Authorised share capital	:	Baht 100,000 divided into 10,000 shares of Baht 10 each
Issued share capital	:	Baht 100,000 divided into 10,000 shares of Baht 10 each
Principal activity	:	Hotel business

(B) Changes in Shareholding Interest in Subsidiary Company, Grand Plaza Hotel Corporation (" GPHC")

The Philippine Fund Limited ("TPFL") and Zatrio Pte Ltd ("ZPL") have accepted GPHC's shares buyback offer ("GPHC"s offer") for the purchase of part of their shareholdings in GPHC. GPHC is a subsidiary within the M&C Group.

GPHC's offer was made to all shareholders of GPHC based on the buyback ratio of one share for every twenty shares held by each shareholder in the share capital of GPHC at the price of Philippine Pesos 50 per share.

Following the acceptance of GPHC's offer, the M&C Group's shareholding in GPHC is as follows:-

	TPFL		**ZPL**	
	No. of Shares of P10 each	**% shareholding**	**No. of Shares of P10 each**	**% shareholding**
Shareholding before acceptance of GPHC's offer	44,731,461	54.14%*	27,362,487	33.12%*
Shares sold back to GPHC	(2,211,572)	-	(1,368,124)	-
Total shareholdings after acceptance of GPHC's offer	42,519,889	54.15%*	25,994,363	33.11%**

* percentage based on the issued and paid up share capital of 82,623,107 shares (net of treasury stocks)

** percentage based on the issued and paid up share capital of 78,518,270 shares (net of treasury stocks)

Submitted by Enid Ling Peek Fong, Company Secretary on 04/11/2003 to the SGX

03 NOV 17 AM 7:21

MASNET No. 15 OF 05.11.2003
Announcement No. 15

CITY DEVELOPMENTS LIMITED

Trading Update and Results for the nine months ended 30 September 2003 Released by Subsidiary, Millennium & Copthorne Hotels plc

5 November 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Trading Update and Results for the nine months ended 30 September 2003

We attach herewith a copy of the subject announcement released today by our subsidiary, Millennium & Copthorne Hotels plc, for your information.



Q3 m&c.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 5/11/2003 to the SGX

5 November 2003

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003

Millennium & Copthorne Hotels plc today provides a trading update and results for the nine months ended 30 September 2003.

Group results

	Three months to 30 Sept 2003	Three months to 30 Sept 2002	Nine months to 30 Sept 2003	Nine months to 30 Sept 2002
	£m	£m	£m	£m
Group turnover	134.6	138.9	377.6	422.7
Group operating profit	14.5	22.7	30.0	66.9
Profit before tax	6.6	10.6	0.3	36.2

Highlights

- Return to profit - £6.6m profit in third quarter compared to £6.3m loss in first half of 2003
- Group occupancies increased to 68.7% in the quarter from 61.0% in first half of 2003
- Continued recovery in RevPAR performance – up 12.1% compared to first half of 2003
- Ongoing tight control on costs and capital expenditure

Commenting today, Mr Kwek Leng Beng, Chairman said:

"We believe that the worst is over and that our industry is recovering, albeit at a gradual pace. We are encouraged by the signs of recovery in Group RevPAR and anticipate this recovery will continue. Volumes are encouraging and historic trends indicate that an improvement in rates should follow.

"Looking forward, we remain confident that our ownership of quality assets in key locations makes us uniquely placed to benefit from the ongoing improvement in trading. However, the market remains challenging and the recovery that we have seen is gradual."

Enquiries:

John Wilson, Chief Executive 020 7872 2444
David Thomas, Finance Director 020 7872 2444
Millennium & Copthorne Hotels plc

Nick Claydon/Kate Miller/Chi Lo 020 7404 5959
Brunswick Group Limited

MILLENNIUM & COPTHORNE HOTELS PLC TRADING UPDATE AND RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003

Overview

We are pleased to report that the gradual improvement in trading that we had begun to see at the time of our interim results has continued. As a result, we have returned to profitability in this quarter despite the impact of SARS on travel patterns in Asia.

For the three months to end of September Group turnover was £134.6m (2002: £138.9m). Group operating profit was £14.5m (2002: £22.7m) and the profit before tax was £6.6m (2002: £10.6m).

For the nine months to 30 September Group turnover was £377.6m (2002: £422.7m). Group operating profit was £30.0m (2002: £66.9m) and our profit before tax was £0.3m (2002: £36.2m). This compares with a loss before tax of £6.3m for the first half of 2003.

At our interim results we announced that Group RevPAR for the month of July was 8.0% down compared to 2002, a clear improvement on the 14.5% decline reported for the half year. This improvement has continued gradually throughout the third quarter and, for the three months to 30 September 2003, the Group's RevPAR was down 6.7% on the equivalent period in 2002. Comparing the third quarter to the first half, it is encouraging to note that Group occupancies increased from 61.0% to 68.7%, with Group RevPAR increasing by 12.1% to £41.29 (6 months to 30 June 2003: £36.83).

Operationally, we have continued to monitor and reduce our cost base and maintain a tight control on capital expenditure. We expect the total capital expenditure for the year, including US$25m on the Millenium Hilton, to be in the region of £30m.

Our decision to have a scrip dividend alternative for the 2003 interim dividend was well received by our shareholders, although the actual take-up was relatively small. Going forward, we will continue to keep the allocation of our cash resources under close review.

Summary of performance

New York City has continued to enjoy high volumes of business and we have improved occupancies. However, we have experienced ongoing rate pressure in the corporate market. Despite this, the RevPAR shortfall compared to the third quarter 2002 was 5.8% and this shows a much better position than the 11.3% shortfall for the six months to 30 June 2003. The Millenium Hilton continues to trade well and we expect significant benefits from it during the fourth quarter and into 2004.

We continue to benefit from the capital investment in the refurbishment of our regional US hotels in 2001. RevPAR in this region was down 3.2% for the quarter compared to 5.6% in the 6 months to 30 June 2003.

The London market remains challenging with continued pressure on rate. We saw an improvement in performance in September resulting from a return of corporate business. Third quarter RevPAR was down 10.0% compared to 15.6% in 6 months to 30 June 2003. In respect of the Rest of Europe, our Regional UK operations continue to be resilient but Germany remains difficult.

The recovery in Asia has continued following the end of the SARS epidemic. We are pleased with the dramatic recovery of our hotels in Taipei and Hong Kong. There has been a good improvement in Singapore, albeit at a more gradual rate. The performance of our hotel in Seoul was disappointing compared to its very strong performance in 2002 when it benefited from the Asian Games and the football World Cup. For the region as a whole RevPAR for the three months was down 11.9% compared to down 35.4% for the first half of 2003.

Our Australasian portfolio continues to perform well and saw RevPAR improve to last year by 2.2%. Again this is a better performance than in the first six months of 2003.

Prospects

We believe that the worst is over and that our industry is recovering, albeit at a gradual pace. Group RevPAR for the 4 weeks to 28 October 2003 was 3.9% down compared to 2002. We are encouraged by the signs of recovery in Group RevPAR and anticipate this recovery will continue. Volumes remain strong and historic trends would indicate that an improvement in rates should follow.

Looking forward, we remain confident that our ownership of quality assets in key locations makes us uniquely placed to benefit from the ongoing improvement in trading. However, the market remains challenging and the recovery that we have seen is gradual.

Kwek Leng Beng
Chairman

5th November 2003

Consolidated profit and loss account
for the quarter ending 30 September 2003

	3 months ended 30 September 2003 £m Unaudited	3 months ended 30 September 2002 £m Unaudited
Turnover		
Group and share of joint ventures	**149.2**	153.6
Less share of turnover of joint ventures	**(14.6)**	(14.7)
Group turnover	**134.6**	138.9
Cost of sales	**(63.7)**	(60.4)
Gross profit	**70.9**	78.5
Administrative expenses	**(55.9)**	(56.9)
Other operating (expense)/income	**(0.5)**	1.1
Group operating profit	**14.5**	22.7
Share of operating profits of joint ventures	**1.2**	0.5
Share of operating profits of associated undertakings	**-**	0.1
Total operating profit	**15.7**	23.3
Profit on sale of fixed assets	**-**	-
Profit before interest and taxation	**15.7**	23.3
Interest payable less receivable		
Group	**(7.9)**	(12.2)
Joint ventures	**(1.2)**	(0.4)
Associated undertakings	**-**	(0.1)
	(9.1)	(12.7)
Profit on ordinary activities before taxation	**6.6**	10.6
Tax on profit on ordinary activities	**(1.7)**	(2.2)
Profit on ordinary activities after taxation	**4.9**	8.4
Minority interests - equity	**(2.0)**	(1.7)
Profit for the financial period	**2.9**	6.7
Dividends paid and proposed	**-**	-
Retained profit for the financial period	**2.9**	6.7

Key Operating Statistics
for the quarter ending 30 September 2003

	3 months ended 30 September 2003 Excluding Millenium Hilton Reported Currency	3 months ended 30 September 2002 Like for Like Constant Currency	3 months ended 30 September 2002 Reported Currency
Occupancy (%)			
New York	**84.9**	82.8	82.8
Rest of USA	**64.9**	61.0	61.4
USA	**68.6**	65.0	65.6
London	**89.9**	87.6	87.6
Rest of Europe	**72.3**	70.3	70.3
Europe	**80.1**	78.0	78.0
Asia	**61.4**	67.4	67.4
Australasia	**61.4**	62.7	63.9
Group	**68.7**	68.7	69.0
Average room rate (£)			
New York	**99.51**	108.26	113.13
Rest of USA	**59.26**	65.14	69.16
USA	**68.41**	75.23	79.99
London	**70.00**	79.86	79.86
Rest of Europe	**63.57**	69.05	66.73
Europe	**66.77**	74.44	73.27
Asia	**52.35**	54.14	55.77
Australasia	**36.94**	35.41	30.26
Group	**60.10**	64.41	64.20
RevPAR (£)			
New York	**84.48**	89.64	93.67
Rest of USA	**38.46**	39.74	42.46
USA	**46.93**	48.90	52.47
London	**62.93**	69.96	69.96
Rest of Europe	**45.96**	48.54	46.91
Europe	**53.48**	58.06	57.15
Asia	**32.14**	36.49	37.59
Australasia	**22.68**	22.20	19.34
Group	**41.29**	44.25	44.30

Like for like statistics include

- Four points Sunnyvale for the three months July 1 to 30 September 2002 and 2003.

The Millenium Hilton is excluded from both 2002 and 2003 statistics. Including the Millenium Hilton in 2003 would produce the following statistics.

OCCUPANCY (%)	
New York	81.2
USA	68.9
Group	68.8
AVERAGE ROOM RATE (£)	
New York	103.43
USA	72.05
Group	61.62
REVPAR (£)	
New York	83.99
USA	49.64
Group	42.39

Consolidated profit and loss account for the nine months ended 30 September 2003

	9 months ended 30 September 2003 £m Unaudited	9 months ended 30 September 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
Turnover			
Group and share of joint ventures	**417.9**	473.8	641.1
Less share of turnover of joint ventures	**(40.3)**	(51.1)	(73.6)
Group turnover	**377.6**	422.7	567.5
Cost of sales	**(177.4)**	(187.0)	(252.1)
Gross profit	**200.2**	235.7	315.4
Administrative expenses	**(162.7)**	(173.0)	(225.6)
Other operating (expense)/income	**(7.5)**	4.2	6.5
Group operating profit	**30.0**	66.9	96.3
Share of operating profits of joint ventures	**1.8**	5.7	12.2
Share of operating profits of associated undertakings	**-**	0.3	0.4
Total operating profit	**31.8**	72.9	108.9
Profit on sale of fixed assets	**0.4**	-	-
Profit before interest and taxation	**32.2**	72.9	108.9
Interest payable less receivable			
Group	**(28.1)**	(32.7)	(41.8)
Joint ventures	**(3.8)**	(3.7)	(6.5)
Associated undertakings	**-**	(0.3)	(0.4)
	(31.9)	(36.7)	(48.7)
Profit on ordinary activities before taxation	**0.3**	36.2	60.2
Tax on profit on ordinary activities	**(0.1)**	(9.5)	(14.4)
Profit on ordinary activities after taxation	**0.2**	26.7	45.8
Minority interests - equity	**(3.6)**	(7.0)	(7.8)
(Loss)/profit for the financial period	**(3.4)**	19.7	38.0
Dividends paid and proposed	**(11.9)**	(11.9)	(35.3)
Retained (loss)/profit for the financial period	**(15.3)**	7.8	2.7
Basic (loss) /earnings per share	**(1.2p)**	7.0p	13.4p
Diluted (loss) /earnings per share	**(1.2p)**	7.0p	13.4p
Dividends per share	**4.2p**	4.2p	12.5p

Key Operating Statistics
for the nine months ending 30 September 2003

	9 months ended 30 September 2003 Excluding Millenium Hilton Reported Currency	9 months ended 30 September 2002 Like for Like Constant Currency	9 months ended 30 September 2002 Reported Currency	Year ended 31 December 2002 Reported Currency
Occupancy (%)				
New York	**83.4**	82.6	82.6	83.3
Rest of USA	**58.1**	54.5	54.9	54.0
USA	**62.8**	59.7	60.3	59.7
London	**79.7**	83.8	83.8	83.1
Rest of Europe	**69.7**	68.6	68.6	68.6
Europe	**74.1**	75.3	75.3	75.0
Asia	**52.5**	66.6	66.6	66.4
Australasia	**66.2**	68.2	68.5	70.4
Group	**63.6**	66.8	67.2	67.2
Average room rate (£)				
New York	**97.33**	108.37	118.10	120.28
Rest of USA	**59.10**	66.07	72.22	70.83
USA	**68.43**	76.83	84.50	84.29
London	**72.25**	79.62	79.62	79.86
Rest of Europe	**66.65**	71.40	68.91	68.94
Europe	**69.32**	75.45	74.19	74.30
Asia	**52.61**	57.49	60.57	59.26
Australasia	**36.48**	34.91	30.70	31.46
Group	**60.28**	65.03	66.20	65.73
RevPAR (£)				
New York	**81.17**	89.51	97.55	100.19
Rest of USA	**34.34**	36.01	39.65	38.25
USA	**42.97**	45.87	50.95	50.32
London	**57.58**	66.72	66.72	66.36
Rest of Europe	**46.46**	48.98	47.27	47.29
Europe	**51.37**	56.81	55.87	55.73
Asia	**27.62**	38.29	40.34	39.35
Australasia	**24.15**	23.81	21.03	22.15
Group	**38.34**	43.44	44.49	44.17
Gross operating profit margin (%)				
New York	**25.3**		31.3	32.5
Rest of USA	**21.3**		25.1	23.7
USA	**22.7**		27.3	27.0
London	**48.7**		51.3	51.4
Rest of Europe	**27.8**		30.5	30.5
Europe	**36.8**		40.1	40.1
Asia	**30.3**		37.2	38.8
Australasia	**38.8**		35.5	37.3
Group	**30.5**		34.6	35.1

Like for like statistics include

- Four points Sunnyvale for the nine months to 30 September 2002 and 2003
- Millennium Hotel Sydney for the three months ended 31 March 2002 and 2003
- Quality Hotel Willis Street Wellington for the three months ended 31 March 2002 and 2003

The Millenium Hilton is excluded from both 2002 and 2003 statistics. Including the Millenium Hilton, after deduction of preopening expenses, in 2003 would produce the following statistics.

OCCUPANCY (%)	
New York	81.9
USA	63.2
Group	63.7
AVERAGE ROOM RATE (£)	
New York	99.71
USA	70.38
Group	61.06
REVPAR (£)	
New York	81.66
USA	44.48
Group	38.90
GROSS OPERATING PROFIT MARGIN (%)	
New York	27.4
USA	23.6
Group	30.7

Segmental information
for the nine months ending 30 September 2003

	New York 2003 £'m	Rest of USA 2003 £'m	London 2003 £'m	Rest of Europe 2003 £'m	Asia 2003 £'m	Australasia 2003 £'m	Group 2003 £'m
Turnover							
Hotel	47.0	79.3	49.1	65.0	89.1	30.4	359.9
Non-hotel	-	2.7	-	-	1.3	13.7	17.7
Total	47.0	82.0	49.1	65.0	90.4	44.1	377.6
Hotel gross operating profit	12.9	16.9	23.9	18.1	27.0	11.8	110.6
Hotel fixed charges	(11.3)	(15.1)	(8.8)	(13.4)	(16.0)	(6.9)	(71.5)
Hotel operating profit	1.6	1.8	15.1	4.7	11.0	4.9	39.1
Non-Hotel operating profit	-	1.0	-	-	0.6	5.5	7.1
Profit before central costs	1.6	2.8	15.1	4.7	11.6	10.4	46.2
Other operating expenses	(7.5)						(7.5)
Central costs							(8.7)
Group operating profit							30.0
Share of operating profits of joint ventures	0.5				1.3		1.8
Share of operating profits of associated undertakings							-
Profit on sale of fixed assets							0.4
Net interest payable							(31.9)
Profit on ordinary activities before taxation							0.3

Segmental information
for the nine months ending 30 September 2002

Reported Currency	New York 2002 £'m	Rest of USA 2002 £'m	London 2002 £'m	Rest of Europe 2002 £'m	Asia 2002 £'m	Australasia 2002 £'m	Group 2002 £'m
Turnover							
Hotel	49.9	88.0	55.7	64.3	117.4	29.0	404.3
Non-hotel	-	2.9	-	-	1.3	14.2	18.4
Total	49.9	90.9	55.7	64.3	118.7	43.2	422.7
Hotel gross operating profit	15.6	22.1	28.6	19.6	43.7	10.3	139.9
Hotel fixed charges	(8.9)	(16.2)	(10.9)	(13.2)	(20.6)	(6.1)	(75.9)
Hotel operating profit	6.7	5.9	17.7	6.4	23.1	4.2	64.0
Non-Hotel operating profit	-	1.1	-	-	1.2	5.9	8.2
Profit before central costs	6.7	7.0	17.7	6.4	24.3	10.1	72.2
Other operating income	4.2						4.2
Central costs							(9.5)
Group operating profit							66.9
Share of operating profits of joint ventures	1.5				4.2		5.7
Share of operating profits of associated undertakings		0.3					0.3
Profit on sale of fixed assets							-
Net interest payable							(36.7)
Profit on ordinary activities before taxation							36.2

For 2003 the New York hotel operating profit excludes pre-opening and legal fees with respect to the Millenium Hilton, these are disclosed in other operating expense

For 2002 the New York hotel operating profit excludes business interruption income with respect to the Millenium Hilton, this is disclosed in other operating income

Consolidated statement of total recognised gains and losses

	9 months ended 30 September 2003 £m Unaudited	9 months ended 30 September 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
(Loss)/profit for the financial period	**(3.4)**	19.7	38.0
Loss on foreign currency translation	**(15.1)**	(46.0)	(62.6)
Deficit on revaluation of fixed assets	**-**	(2.0)	(0.3)
Total gains and losses relating to the period	**(18.5)**	(28.3)	(24.9)
Prior year adjustment	**-**	(62.5)	(62.5)
Total gains and losses recognised since last annual report	**(18.5)**	(90.8)	(87.4)

Note of historical costs profits and losses

	9 months ended 30 September 2003 £m unaudited	9 months ended 30 September 2002 £m unaudited	Year ended 31 December 2002 £m audited
Reported profit on ordinary activities before taxation	**0.3**	36.2	60.2
Difference between a historical cost depreciation charge and the actual depreciation charge for the period calculated on the revalued amount	**0.3**	0.3	0.5
Historical profit on ordinary activities before taxation	**0.6**	36.5	60.7
Historical cost (loss)/profit for the period retained after taxation, minority interests and dividends	**(15.0)**	8.1	3.2

Consolidated balance sheet

	30 September 2003 £m Unaudited	30 September 2002 £m Unaudited	31 December 2002 £m Audited
Fixed assets			
Tangible assets	**2,177.2**	2,204.6	2,185.4
Investments in joint ventures			
Share of gross assets	**273.0**	292.5	288.1
Share of gross liabilities	**(189.5)**	(212.6)	(205.1)
Share of minority interests	**(20.6)**	(21.2)	(21.2)
Loans to joint ventures	**35.7**	38.3	36.1
	98.6	97.0	97.9
Investments in associated undertakings	**1.4**	5.2	6.2
Investments	**0.4**	0.4	0.3
	100.4	102.6	104.4
	2,277.6	2,307.2	2,289.8
Current assets			
Stocks	**14.5**	15.6	15.7
Debtors falling due within one year	**74.7**	73.5	75.6
Debtors falling due after more than one year	**2.0**	7.3	2.0
	76.7	80.8	77.6
Cash and short term deposits	**35.4**	58.5	59.1
	126.6	154.9	152.4
Creditors: amounts falling due within one year			
Bank loans, overdrafts and finance lease obligations	**(96.5)**	(185.1)	(115.8)
Other liabilities	**(120.7)**	(167.5)	(176.4)
	(217.2)	(352.6)	(292.2)
Net current liabilities	**(90.6)**	(197.7)	(139.8)
Total assets less current liabilities	**2,187.0**	2,109.5	2,150.0
Creditors: amounts falling due after more than one year			
Bank loans, overdrafts and finance lease obligations	**(674.2)**	(569.8)	(618.8)
Other liabilities	**(16.6)**	(17.0)	(15.2)
	(690.8)	(586.8)	(634.0)
Provisions for liabilities and charges	**(52.8)**	(47.9)	(49.7)
Net assets	**1,443.4**	1,474.8	1,466.3
Share capital	**84.8**	84.8	84.8
Share premium	**845.7**	845.6	845.6
Revaluation reserve	**306.2**	307.3	308.4
Profit and loss account	**83.9**	133.2	112.1
Shareholders' funds - equity	**1,320.6**	1,370.9	1,350.9
Minority interests - equity	**122.8**	103.9	115.4
Total Capital Employed	**1,443.4**	1,474.8	1,466.3

Consolidated Cash Flow Statement

CASH FLOW STATEMENT	**9 months ended 30 September 2003 £m Unaudited**	9 months ended 30 September 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
Net cash inflow from operating activities	**51.6**	93.4	122.2
Dividends received from associated undertakings	**-**	0.2	0.2
Dividends received from joint ventures	**0.1**	-	0.1
Returns on investment and servicing of finance	**(36.2)**	(40.1)	(50.0)
Taxation paid	**(5.1)**	(9.7)	(11.6)
Capital expenditure and financial investment	**(19.9)**	(17.5)	(12.2)
Acquisitions and disposals	**(28.0)**	-	-
Equity dividends paid	**(23.5)**	(23.5)	(35.3)
Cash (outflow)/inflow before use of liquid resources and financing	**(61.0)**	2.8	13.4
Management of liquid resources	**(5.4)**	39.9	30.6
Financing			
Net cash from the issue of shares and purchase of minority interests	**0.1**	(37.2)	(37.2)
Increase in debt and lease financing	**40.4**	21.2	8.1
	40.5	(16.0)	(29.1)
(Decrease)/increase in cash in the period	**(25.9)**	26.7	14.9

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(Decrease)/increase in cash in the period	**(25.9)**	26.7	14.9
Cash outflow/(inflow) from increase/(decrease) in liquid funds	**5.4**	(39.9)	(30.6)
Cash inflow from the increase in debt and lease financing	**(40.4)**	(21.2)	(8.1)
Change in net debt resulting from cash flows	**(60.9)**	(34.4)	(23.8)
Acquisitions	**(12.6)**	-	-
Deferred finance costs	**0.4**	0.2	0.2
Translation differences and other non-cash movements	**13.3**	23.2	33.5
Movement in net debt in the period	**(59.8)**	(11.0)	9.9
Net debt at the beginning of the period	**(675.5)**	(685.4)	(685.4)
Net debt at the end of the period	**(735.3)**	(696.4)	(675.5)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	9 months ended 30 September 2003 £m Unaudited	9 months ended 30 September 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
Operating profit	**30.0**	66.9	96.3
Depreciation	**30.0**	29.2	39.8
Loss on disposal of fixed assets	**-**	0.2	0.4
Decrease in stocks	**1.1**	0.2	0.1
Decrease/(increase) in debtors	**0.9**	(0.5)	(4.3)
Decrease in creditors	**(10.0)**	(2.3)	(9.7)
Decrease in provisions	**(0.4)**	(0.3)	(0.4)
Net cash inflow from operating activities	**51.6**	93.4	122.2

ANALYSIS OF NET DEBT

	As at 1 January 2003 £m	Cashflow £m	Deferred finance costs £m	Acquisitions excluding cash and overdrafts £m	Translation differences and other non cash movements £m	As at 30 September 2003 £m
Cash	**46.2**	(26.8)	-	-	(1.9)	**17.5**
Overdrafts	**(1.8)**	0.9	-	-	-	**(0.9)**
		(25.9)				
Short term deposits	**12.9**	5.4	-	-	(0.4)	**17.9**
Debt due after one year	**(465.0)**	(71.2)	0.4	-	11.3	**(524.5)**
Debt due within one year	**(86.5)**	51.1	-	(12.6)	(0.2)	**(48.2)**
Finance Leases	**(18.3)**	11.1	-	-	(0.3)	**(7.5)**
Bonds due after one year	**(147.4)**	-	-	-	3.6	**(143.8)**
Bonds due within one year	**(15.6)**	(31.4)	-	-	1.2	**(45.8)**
		(40.4)				
	(675.5)	(60.9)	0.4	(12.6)	13.3	**(735.3)**

ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	9 months ended 30 September 2003	9 months ended 30 September 2002	Year ended 31 December 2002
	£m	£m	£m
Returns on investment and servicing of finance			
Interest received	**2.6**	3.1	4.6
Interest paid	**(30.8)**	(36.4)	(46.5)
Payment of interest on deferred consideration	**(4.8)**	-	-
Loan arrangement fees paid	**(0.4)**	(1.9)	(2.9)
Interest element of finance lease rental payments	**(0.9)**	(0.9)	(1.2)
Dividends paid to minorities	**(1.9)**	(4.0)	(4.0)
Net cash outflow for returns on investments and servicing of finance	**(36.2)**	(40.1)	(50.0)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(13.9)**	(21.2)	(28.6)
Millennium Hilton New York capital expenditure	**(14.3)**	(2.4)	(5.1)
Insurance capital claims receipts	**-**	3.3	18.9
Purchase of development properties	**-**	(1.6)	(2.1)
Proceeds from the sale of development properties	**1.6**	0.2	0.3
Proceeds from the sale of investments	**2.5**	-	-
Sale of properties held for resale	**-**	3.2	3.2
Sale of other fixed assets	**4.2**	0.1	0.3
Repayment from loans to associates and joint ventures	**-**	0.9	0.9
Net cash outflow for capital expenditure and financial investment	**(19.9)**	(17.5)	(12.2)
Acquisitions and disposals			
Acquisitions of subsidiary undertakings	**(2.6)**	-	-
Payment of deferred consideration	**(25.4)**	-	-
Net cash outflow for acquisitions and disposals	**(28.0)**	-	-
Management of liquid resources			
Cash (placed on) /withdrawn from short term deposit	**(5.4)**	39.9	30.6
Net cash (outflow) / inflow from management of liquid resources	**(5.4)**	39.9	30.6
Financing			
Issue of shares from the exercise of options	**0.1**	0.2	0.2
Purchase of shares in minorities	**-**	(37.4)	(37.4)
	0.1	(37.2)	(37.2)
Drawdown of third party loans	**261.8**	121.6	165.2
Repayment of third party loans	**(210.3)**	(99.1)	(155.0)
Capital element of finance lease repayment	**(11.1)**	(1.3)	(2.1)
	40.4	21.2	8.1
Net cash inflow/ (outflow) from financing	**40.5**	(16.0)	(29.1)

Notes

1. **Basis of preparation** These statements have been prepared under the historical cost convention, modified to include the revaluation of certain hotels. Preparation is in accordance with the Group's accounting policies as set out in the financial statements for the year ended 31 December 2002.

   The comparative figures for the financial year ended 31 December 2002 are not the Group's statutory accounts for that financial year but are abridged from them. Those accounts have been reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) and (3) of the Companies Act 1985.

2. **Basis of consolidation** The financial statements consolidate the accounts of Millennium & Copthorne Hotels plc and its subsidiary undertakings together with the Group's share of the net assets and results of its joint ventures and associated undertakings

   The results of the subsidiary undertakings acquired are included in the profit and loss account from the effective date of acquisition. The Group's share of the results and the net assets of its associated undertakings and joint ventures are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

3. **Taxation** A tax charge has been accrued to reflect the estimated effective tax rate for the full year of 20.0% (2002 full year: 23.9%).

4. **(Loss)/earnings per share** The basic loss per share of 1.2p (2002: earnings per share of 7.0p) are based on a loss of £3.4 million (2002: profit of £19.7 million) and a weighted average number of shares in issue of 282.6 million (2002: 282.6 million) being the average number of shares in issue in the period. The fully diluted loss per share of 1.2p (2002: earnings per share of 7.0p) are based on a weighted average number of shares in issue of 282.6 million (2002: 282.7 million) being the average number of shares in issue in the period adjusted for the exercise of dilutive share options.

5. **Deferred Consideration.** In December 1999 the Group acquired a number of hotels in the USA and, under the terms of the acquisition, US$45.0m (plus interest) of the consideration for these hotels was deferred for a period of two years. This consideration was not paid when it originally fell due in December 2001 pending adequate financial assurances that the vendor could honour its indemnity obligations under the terms of the agreement. The parties have now reached agreement and a total of US$48.8m was paid in September 2003. The full amount had already been fully provided for by the Group.

MASNET No. 56 OF 05.11.2003
Announcement No. 56

CITY DEVELOPMENTS LIMITED

1. Results of Target Realty Limited's Extraordinary General Meeting
2. Despatch of Exit Offer Letter

Please find attached the announcements issued by City Developments Limited and Target Realty Limited, a subsidiary of City Developments Limited, in relation to the voluntary delisting of Target Realty Limited from the Main Board of the Singapore Exchange Securities Trading Limited.


trl announcement


Despatch Annmt (5Nov

Submitted by Enid Ling Peek Fong, Company Secretary on 05/11/2003 to the SGX

MASNET No. 28 OF 05.11.2003
Announcement No. 28

TARGET REALTY LIMITED

RESOLUTION APPROVED AT THE EXTRAORDINARY GENERAL MEETING HELD ON 5 NOVEMBER 2003

5 November 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RESOLUTION APPROVED AT THE EXTRAORDINARY GENERAL MEETING HELD ON 5 NOVEMBER 2003

The resolution proposed in the Notice of the Extraordinary General Meeting ("EGM") dated 20 October 2003 to approve the voluntary delisting of the Company from the Main Board of the Singapore Exchange Securities Trading Limited, has been duly passed at the EGM held on 5 November 2003.

Yours faithfully
TARGET REALTY LIMITED

Yeo Swee Gim, Joanne
Company Secretary

Submitted by Yeo Swee Gim, Joanne, Company Secretary on 05/11/2003 to the SGX

City Developments Limited

1. Results of Target Realty Limited's Extraordinary General Meeting
2. Despatch of Exit Offer Letter

---

1. Results of Target Realty Limited's Extraordinary General Meeting

The resolution proposed in the Notice of Extraordinary General Meeting ("**EGM**") dated 20 October 2003 to approve the voluntary delisting of Target Realty Limited ("**TRL**") from the Main Board of the Singapore Exchange Securities Trading Limited, has been duly passed at the EGM held on 5 November 2003.

2. Despatch of Exit Offer Letter

As the resolution to delist TRL has been passed on 5 November 2003 as mentioned above, the Board of Directors of City Developments Limited ("**CDL**") wishes to announce that CDL will proceed to make an offer (the "**Exit Offer**") to acquire all the issued ordinary shares of $0.05 each in the capital of TRL ("**Shares**") other than those already held by CDL, its related corporations or the respective nominees of CDL or its related companies as at the date of the Exit Offer (the "**Offer Shares**").

In this regard, DBS Bank Ltd ("**DBS Bank**") will despatch, for and on behalf of CDL, an exit offer letter (the "**Exit Offer Letter**"), together with the Form of Acceptance and Authorisation (the "**FAA**") and/or the Form of Acceptance and Transfer (the "**FAT**") (collectively, the "**Acceptance Forms**"), as the case may be, on 6 November 2003 to depositors, whose securities accounts with The Central Depository (Pte) Limited ("**CDP**") are credited with the Offer Shares ("**Depositors**") and to holders of the Offer Shares whose names appear in the Register of Members of TRL ("**Shareholders**").

Depositors and Shareholders who do not receive the Exit Offer Letter and the relevant Acceptance Forms within a week from the date hereof should contact CDP or M & C Services Private Limited (the "**Share Registrar**"), as the case may be, immediately at the following respective addresses:-

The Central Depository (Pte) Limited	M & C Services Private Limited
4 Shenton Way	138 Robinson Road
#02-01 SGX Centre 2	#17-00 The Corporate Office
Singapore 068807	Singapore 068906

Copies of the FAA may be obtained by Depositors from CDP on production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Offer Shares. Copies of the FAT may be obtained by Shareholders from the Share Registrar on production of satisfactory evidence of title to the Offer Shares.

The making of the Exit Offer to Depositors and Shareholders whose addresses are outside Singapore as shown in the records of CDP or, as the case may be, the Register of Members of TRL (the "**Overseas Shareholders**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, the Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of the Overseas Shareholders who wish to accept the Exit Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. Such Overseas Shareholders shall be liable for any such taxes, imposts, duties or other requisite payments payable and CDL, TRL and DBS Bank and/or any person acting on their behalf shall be fully indemnified and held harmless by such Overseas

Shareholders for any such taxes, imposts, duties or other requisite payments as the CDL, TRL and/or any person acting on their behalf may be required to pay. **If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.**

Where there are potential restrictions on sending the Exit Offer Letter, the FAA and the FAT to any overseas jurisdiction, CDL, TRL and DBS Bank each reserves the right not to send such documents to the relevant overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain copies of the Exit Offer Letter, the FAA or the FAT, as the case may be, and any related documents during normal business hours and up to the closing date of the Exit Offer, from the office of the Share Registrar at the above-stated address. Alternatively, an Overseas Shareholder may write in to the Share Registrar at the above-stated address to request for the Exit Offer Letter, the FAA or the FAT, as the case may be, and any related documents to be sent to an address in Singapore by ordinary post at his own risk (the last date for despatch in respect of such request shall be a date falling three market days prior to the closing date of the Exit Offer). The Exit Offer is, however, made to all holders of Offer Shares (for all Offer Shares) including those to whom the Exit Offer Letter may not be despatched. Further details in respect of Overseas Shareholders are set out in the circular dated 20 October 2003 issued by TRL in connection with the Voluntary Delisting.

Full details of the procedures for acceptance are set out in Appendix I to the Exit Offer Letter, and in the FAA and the FAT.

The Exit Offer will be open for acceptance until **3.30 p.m. on 27 November 2003**.

3. Directors' Responsibility Statement

The Directors (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate in all material aspects and that no material facts have been omitted from this announcement which would make any statement in this announcement misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to TRL) or obtained from TRL, the sole responsibility of the Directors, after having made reasonable enquiries, has been to ensure that such information has been accurately and correctly extracted from these sources and reflected in this announcement.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

5 November 2003

MASNET No. 62 OF 06.11.2003
Announcement No. 62

CITY DEVELOPMENTS LIMITED

Announcement by subsidiary, Millennium & Copthorne Hotels plc - Appointment of Company Secretary

6 November 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Appointment of Company Secretary

We attach herewith a copy of the subject announcement released today by our subsidiary, Millennium & Copthorne Hotels plc, for your information.



MC Company secreta

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 6/11/2003 to the SGX

Millennium & Copthorne Hotels

6 November 2003

MILLENNIUM & COPTHORNE HOTELS PLC

ANNOUNCEMENT

APPOINTMENT OF COMPANY SECRETARY

6 November 2003

Millennium & Copthorne Hotels plc (M&C) announces that M&C's Company Secretary, Simon Hodges will be leaving the Group in December 2003 to join Jumeirah International LLC.

With immediate effect David Thomas (Group Finance Director) is appointed as M&C's Company Secretary.

Enquiries:

David Thomas, Finance Director Millennium & Copthorne Hotels plc	020 7872 2444
Nick Claydon/Kate Miller/Chi Lo Brunswick Group Limited	020 7404 5959